BML Capital Management, LLC

65 E Cedar, Suite 2, Zionsville, IN 46077

December 13, 2024

Board of Directors
Atea Pharmaceuticals, Inc.
c/o Andrea Corcoran, Chief Financial Officer
225 Franklin Street, Suite 2100
Boston, Massachusetts 02110

Dear Directors,

I am writing to you on behalf of BML Investment Partners, L.P., the owner of 6,808,312 shares of Atea Pharmaceuticals, Inc., or approximately 8.1% of shares outstanding.

I have reviewed the recently disclosed Phase 2 data and had a chance to discuss it with management and the lead independent director. And while I agree that the data was favorable, the market was unimpressed. The shares declined roughly 15% in the days after the release and now trade at about 60% of our estimate of year-end 2024 net cash.

Despite what appears to be an exceptionally cheap stock, there have been ZERO insider purchases since the announcement and, perhaps even more damning, a Board Member just disposed of almost half his shares after management described the Bemnifosbuvir and Ruzasvir combo as “potentially best in class”, “a fully de-risked Phase 3 ready asset”, and “a potential billion-dollar drug”. If this is true, why is there no insider buying, and why is the CEO attempting to sell 1,200,000 shares through a 10b5-1 plan?

Something doesn’t add up. I am skeptical that there is a meaningful unmet need in HCV that will be served by this combo, and the market is signaling much the same. As such, BML does not believe it’s prudent for AVIR shareholders to bear 100% of the risk of a Phase 3 trial only to find out at the end that there ultimately may never be an interested partner. Accordingly, I believe it’s imperative that the company finds a capable partner before it proceeds to Phase 3.

BML formally requests that the Board hire an investment bank to assist in finding a strategic partner for its lead asset, and in the event it’s unsuccessful in finding such partner, for pursuing other strategic alternatives.

Sincerely,

Brad Leonard